Registration No. 333-86370
Filed Pursuant to Rule 424(b)(3)

PROSPECTUS SUPPLEMENT DATED JANUARY 21, 2003
To Prospectus Dated November 25, 2002

$27,361,250

Interpool, Inc.

9.25% Convertible Redeemable Subordinated Debentures

(Principal Amount $25.00 Per Debenture)

          On January 21, 2003, the Company filed with the Securities and Exchange Commission a Current Report on Form 8-K containing the following information:

          In 2001, a significant customer of the Company based in South Korea commenced insolvency proceedings. At the time of this insolvency, the Company maintained insurance coverage against lessee defaults, and the Company submitted a claim to its insurance carriers seeking to recover the value of the receivables owed by the customer (to the extent covered by the insurance policies) as well as loss, damage and recovery costs relating to the equipment on lease. The maximum insurance coverage relating to this claim was $35.0 million. As of December 31, 2002, the outstanding receivables from this customer, including amounts for the book value of equipment the Company anticipates will not be recovered (as to which the insured value is higher), totaled approximately $33.5 million (net of $1.0 million in reserves for amounts not covered by insurance). These receivables were included in other receivables, net in the Company’s condensed consolidated balance sheets as of September 30, 2002. As of September 30, 2002, the Company had estimated no impairment upon the liquidation and/or re-lease of these assets after considering anticipated insurance proceeds. In light of the insurance coverage, the Company recorded revenue from these leases through August 20, 2001.

          On December 26, 2002, the Company’s insurance underwriters commenced a declaratory judgment action against the Company in the United States District Court for the Southern District of New York seeking rescission of the Company’s lessee default insurance coverage or, in the alternative, a declaration that the premiums paid by the Company were inadequate. The insurance underwriters’ primary contention is that the Company did not fully disclose to the underwriters all material information concerning the South Korean lessee. The underwriters also dispute the date upon which the claimed loss occurred and the amount of the loss. The Company’s response to this complaint is due on February 3, 2003.

          The Company intends to vigorously pursue its claim for recovery under its insurance policies and believes that it has strong claims under the policies and defenses to the arguments asserted by the insurance underwriters. However, the Company cannot give any assurance as to the ultimate outcome of this litigation.

          The Company will continue to assess the overall recovery on its insurance claim. As additional information becomes available, reserves for the impairment of the asset values may be necessary.